Exhibit 99(a)(5)(B)

PUBLIC ANNOUNCEMENT

EXTENSION OF TENDER OFFER UNTIL

JULY 20, 2017 AT 5:00 PM, EASTERN TIME

July 13, 2017

This Public Announcement serves to inform all interested parties that Resource Income & Opportunity REIT, Inc. (the “Company”) has elected to extend the expiration date and time for its offer to purchase all issued and outstanding shares of the Company’s Class A common stock and Class AA common stock (the “Tender Offer”) until Thursday, July 20, 2017 at 5:00 p.m., Eastern Time. Payment for properly tendered shares will be made promptly and will continue to be made no later than July 28, 2017.

Pursuant to a prior extension announced on June 22, 2017, the Tender Offer previously was scheduled to expire on Thursday, July 13, 2017 at 5:00 p.m. As of the date of this Public Announcement, 72,378.631 outstanding shares of the Company’s Class A common stock and 226,780.974 outstanding shares of the Company’s Class AA common stock have been tendered for purchase pursuant to the Tender Offer. The full terms and conditions of the Tender Offer (excluding the extension of the expiration date and time described above) are set forth in the Offer to Purchase, Letter of Transmittal and related materials, each as amended and supplemented from time to time, which were mailed to the Company’s stockholders on May 24, 2017.

Stockholders of the Company that have already tendered their shares need not take any further action as a result of this Public Announcement. Questions regarding this Public Announcement or any terms and conditions of the Tender Offer should be directed to the Company at (866) 469-0129.

This Public Announcement is for informational purposes only and shall not constitute an offer to purchase, nor a solicitation for acceptance, of the Tender Offer. The Tender Offer is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials, each as amended and supplemented from time to time.